October 7, 2009
VIA FACSIMILE AND EDGAR
Mr. John Cash
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Furniture Brands International, Inc. Form 10-K for the fiscal year ended December 31, 2008 Filed March 2, 2009 Form 10-Q for the quarterly period ended June 30, 2009 File #1-91
Dear Mr. Cash:
This letter sets forth the responses of Furniture Brands International, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) dated September 23, 2009, with respect to the above referenced Form 10-K and Form 10-Q. We have duplicated below the comments set forth in the comment letter in italics and have provided the Company’s responses following the Staff’s comments.
Form 10-K for the fiscal year ended December 31, 2008
Critical Accounting Policies, page 27
General
1.	We note that your market capitalization is significantly lower than your book value. With a view towards future disclosure, please provide us with a specific and comprehensive discussion regarding how you have considered this fact in your impairment testing.

As disclosed in Critical Accounting Policies under the heading “Intangible Assets” on page 27 of the Form 10-K, the Company’s “intangible assets are reviewed for impairment annually or whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable.” Each quarter, the Company assesses whether events and changes in business circumstances indicate a potential impairment of these intangible assets, and the Company performs tests of impairment if a triggering event occurs during any given quarter.

Mr. John Cash
U.S. Securities and Exchange Commission
October 7, 2009

One of the factors monitored in the Company’s quarterly assessment is changes in market capitalization, because a significant decrease could indicate that the value of the Company’s assets is not recoverable. In the fourth quarter of 2008, the Company experienced a 79% decrease in market capitalization resulting in the market capitalization of the Company being lower than its book value at December 31, 2008. The Company considered this decrease in market capitalization a triggering event necessitating tests of impairment in the fourth quarter, which is also the quarter in which we regularly perform our annual test of impairment. This fourth quarter impairment test resulted in the full impairment of goodwill and partial impairment of trade names.

In the performance of the impairment tests, the Company estimated the fair value of the Company’s reporting units by performing detailed discounted cash flow analyses for goodwill and estimated the fair value of the trade names using the relief from royalty method. In each of these analyses, the Company considered the reasonableness of the assumptions given the decrease in the Company’s market capitalization. Specifically, the Company considered the reasonableness of the sum of the estimated fair values for the individual reporting units in relation to market capitalization. The Company’s consideration included an assessment of whether the control premium implied by the difference between the fair value of the reporting units and market capitalization appeared reasonable, which the Company found that it did. The Company also verified that the net sales streams assumed in the valuation of the Company’s trade names were consistent with the cash flow assumptions used in the valuation of the Company’s reporting units. As indicated, the Company considered market capitalization in its impairment testing to determine whether the Company’s measurements were reasonable. However, the Company did not provide disclosure of this consideration since it is not the primary basis for measuring impairment for the Company’s intangible assets.

Given the decrease in market capitalization, in the fourth quarter, the Company also performed testing to assess whether there was potential impairment of its long-lived assets. This testing included a comparison of the book value of each asset group to the expected undiscounted future cash flows for each asset group. The Company also verified that the future cash flow assumptions were consistent with the cash flow assumptions and market capitalization considered in determining the fair value of its reporting units.

The Company appropriately considered the decrease in market capitalization in its impairment testing. While its disclosures were appropriate, in future filings the Company will remain mindful of the need to provide disclosure regarding significant considerations and assumptions used in the Company’s impairment testing.

Mr. John Cash
U.S. Securities and Exchange Commission
October 7, 2009

Inventory, page 27
2.	We note from your disclosure on page 11 that you incurred a significant charge in fiscal 2008 related to product write-downs to actual or anticipated sales values. With a view towards future disclosure, please provide us with a quantitative discussion regarding how decreases in your sales values may impact your inventory valuation. See Section V of the SEC Interpretive Release No. 33-8350.

Although the risk factor referenced on page 11 indicates that the value of the Company’s inventory could be adversely impacted by further deterioration in the economy and decreased sales values, there is no direct correlation between sales values and inventory values that could facilitate a sensitivity analysis nor was it the Company’s intention to imply such a direct relationship. Changes in sales values or anticipated sales values do not affect the carrying value of inventory, except in atypical circumstances where the sales value or anticipated sales value is lower than the carrying value of the inventory recorded at cost.

On page 11, the Company disclosed that it incurred charges of $39.8 million in 2008 related to product write-downs to actual or anticipated sales values. These charges were recorded against specifically identified, slow moving inventory because of decisions by management to lower sales prices below carrying costs in order to accelerate its disposal. The decrease in value for this specifically identified inventory was not and is not indicative of a trend in sales prices with the Company’s primary customers. Also, the charge recorded against this inventory was not subject to a high degree of management judgment or susceptible to substantial changes such that it would be reasonably likely that differences in the actual sales value of this inventory would have a material effect on the financial condition or operating performance of the Company. Considering these factors, the Company cannot provide quantitative analysis relevant under the guidance of Section V of SEC Interpretive Release No. 33-8350.
Intangible Assets, page 27
3.	With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of your impairment analyses for your trade names. In this regard, please include a qualitative and quantitative description of the material assumptions used in your impairment analyses and provide sensitivity analyses for each assumption based on reasonably likely changes. Reference SFAS 142 and Section V of the SEC Interpretive Release No. 33-8350.

The Company’s material assumptions in its trade name impairment analyses are royalty rates, net sales streams and discount rates.

The Company determines royalty rates for each trademark considering contracted rates and industry benchmarks. Royalty rates generally are not volatile and do not fluctuate significantly with short term changes in economic conditions. A one percent decrease in assumed royalty rates would have resulted in additional impairment of $1.2 million.

Mr. John Cash
U.S. Securities and Exchange Commission
October 7, 2009

Weighted average net sales streams are calculated for each trademark based on a probability weighting assigned to each reasonably possible future net sales stream. The probability weightings are determined considering historical performance, management forecasts and other factors such as economic conditions and trends. Estimated net sales streams could fluctuate significantly based on changes in the economy, actual sales, or forecasted sales. A one percent decrease in the assumed net sales streams would have resulted in additional impairment of $1.3 million.

The discount rate is a calculated weighted average cost of capital determined by observing typical rates and proportions of interest-bearing debt, preferred equity, and common equity of publicly traded companies engaged in lines of business similar to the Company. The discount rate could fluctuate significantly with changes in the risk profile of the Company’s industry or in the general economy. A one percent increase in the assumed discount rates would have resulted in additional impairment of $1.6 million.

The Company does not disclose the quantitative value of assumptions used in impairment testing in its SEC filings. These assumptions are based on sales forecasts and royalty rates on trademarks, which if disclosed could cause competitive harm to the Company.

In future filings, the Company will include further qualitative disclosure for each material assumption as well as quantitative sensitivity analyses similar to that provided above.
Form 10-Q for the quarterly period ended June 30, 2009
Note 17. Subsequent Events, page 16
4.	Please revise future filings to include the information required by paragraph 12 of SFAS 165.

The information required by paragraph 12 of SFAS 165 is disclosed in Note 1 on page 7 of the Company’s Form 10-Q. However, as you have suggested in future filings, the Company will clarify the date of the Company’s filing in a manner similar to the example provided below:

“In preparing these consolidated financial statements as of (month) (day), (year), we performed an evaluation of subsequent events through (month) (day), (year), the filing date of this Form 10-Q.”

Mr. John Cash
U.S. Securities and Exchange Commission
October 7, 2009

Financial Condition, page 22
Liquidity, page 22
5.	We note your disclosure that should you not comply with certain provisions of your ABL agreement, the lenders can call the debt. With a view towards future disclosure, please provide us with a specific and comprehensive discussion of the terms of these provisions as well as your status of compliance.

The Company includes specific and comprehensive disclosure of all significant provisions in the Company’s Asset Based Loan (the “ABL”) under the heading “Financing Arrangements” on page 23 of the Company’s Form 10-Q. In future filings, in order to clarify that the Company is in compliance with all provisions of the ABL, the Company will include in its liquidity disclosure language similar to the following:

“The ABL contains a number of provisions, including the provisions described under the heading “Financing Arrangements” on page 23 of this Form 10-Q. The breach of any of these provisions could result in a default under the ABL and could trigger acceleration of repayment, which would have a significant adverse impact on our liquidity and our business. As of June 30, 2009, the Company is in compliance with all provisions of the ABL. While we expect to comply with the provisions of the agreement throughout 2009, further deterioration in the economy and our results could cause us to not be in compliance with our ABL. While we would attempt to obtain waivers for noncompliance, we may not be able to obtain waivers, which could have a material adverse impact to our liquidity and our business.”
Item 4. Controls and Procedures, page 26
6.	Please be advised that your certifying officers were required to conclude as to the effectiveness of disclosure controls and procedures. In addition, the evaluation of your disclosure controls and procedures was required to be as of June 30, 2009. Please amend your Form10-Q to provide your certifying officers’ conclusion as to the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report as required by Item 307 of Regulation S-K. We remind you that the amendment must contain the complete text of the item being amended and certifications.

The Company filed an amended Form 10-Q on October 7, 2009 that included the Company’s certifying officers’ conclusion as to the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the report as required by Item 307 of Regulation S-K.

Mr. John Cash
U.S. Securities and Exchange Commission
October 7, 2009

The Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We have sought to respond to all of your comments, and where indicated above, will be incorporating disclosure into our future filings. Please contact Richard R. Isaak, our Controller and Principal Accounting Officer, at 314-863-1100 with any questions concerning this letter or if we can provide you with any additional information which will facilitate your review of these filings.
Sincerely,
/s/ Steven G. Rolls
Steven G. Rolls
Chief Financial Officer

cc:	Ralph Scozzafava, Chief Executive Officer KPMG